UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Innovate Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

404139107

(CUSIP Number)

Avram Glazer

Lancer Capital LLC

777 South Flagler Drive

Suite 800, West Tower

West Palm Beach, Florida 33401

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404139107	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Lancer Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,546,685 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 64,546,685 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,546,685 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.27% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 468,594 shares of Common Stock of Innovate Corp. (the “Issuer”) issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2026.
(2)	Based on 130,529,931 shares of Common Stock of the Issuer outstanding as of June 18, 2024 and assumes the issuance of 468,594 shares of Common Stock upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2026 for a total of 130,998,525 shares.

CUSIP No. 404139107	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Avram Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,062,286 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 68,062,286 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,062,286 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.96% (1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 468,594 shares of Common Stock of the Issuer issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2026.
(2)	Based on 130,529,931 shares of Common Stock of the Issuer outstanding as of June 18, 2024 and assumes the issuance of 468,594 shares of Common Stock upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2026 for a total of 130,998,525 shares.

CUSIP No. 404139107	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Avram Glazer Irrevocable Exempt Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,686,090 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,686,090 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,686,090 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.67% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 468,594 shares of Common Stock of the Issuer issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2026.
(2)	Based on 130,529,931 shares of Common Stock of the Issuer outstanding as of June 18, 2024 and assumes the issuance of 468,594 shares of Common Stock upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2026 for a total of 130,998,525 shares.

CUSIP No. 404139107	13D	Page 5 of 7 Pages

Explanatory Note

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on April 23, 2020 (the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Innovate Corp., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           As of the date hereof, Lancer beneficially owns directly 64,546,685 shares of Common Stock representing 49.27% of the Issuer’s Common Stock, the Trust beneficially owns 67,686,090 shares of Common Stock representing 51.67% of the Issuer's Common Stock, and Mr. Glazer beneficially owns 68,062,286 shares of Common Stock representing 51.96% of the Issuer's Common Stock, based upon 130,529,931 shares of Common Stock of the Issuer outstanding as of June 18, 2024.

(b)           The following sets forth, as of the date of this Statement, the aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Avram Glazer	68,062,286	0	68,062,286	0	68,062,286	0
Lancer Capital LLC	64,546,685	0	64,546,685	0	64,546,685	0
Avram Glazer Irrevocable Exempt Trust	67,686,090	0	67,686,090	0	67,686,090	0

Lancer is the record holder of 64,078,091 shares of Common Stock, the Trust is the record holder of 3,139,045 shares of Common Stock, and Mr. Glazer is the record holder of 376,196 shares of Common Stock.

The Trust is the sole owner of Lancer, and in such capacity may be deemed to beneficially own the shares held of record by Lancer. Mr. Glazer is the Trustee of the Trust, and in such capacity may be deemed to beneficially own the shares held of record by the Trust and Lancer.

(c)           Lancer acquired 44,693,895 shares of Common Stock upon the conversion of 31,285.7265 shares of the Issuer’s Series C Non-Voting Participating Convertible Preferred Stock, par value $0.001 per share, which were converted automatically upon the approval of the conversion by the Issuer’s stockholders at the Issuer’s 2024 annual meeting of stockholders on June 18, 2024. Except for the forgoing, none of the Reporting Persons acquired any shares of Common Stock during the past sixty days,

(d)           None.

(e)           Not applicable.

CUSIP No. 404139107	13D	Page 6 of 7 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement by and between Avram Glazer, Lancer Capital LLC and Avram Glazer Irrevocable Exempt Trust dated June 21, 2024.

CUSIP No. 404139107	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       June 21, 2024

Avram Glazer

By:	/s/ Avram Glazer
Name: Avram Glazer

Lancer Capital LLC

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: President

Avram Glazer Irrevocable Exempt Trust

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: Trustee